

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3561

October 16, 2018

Scott J. Lynn
Chief Executive Officer
Masterworks 001, LLC
524 Broadway, 10th Floor
New York, New York 10012

> **Re:** **Masterworks 001, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed September 27, 2018**
> **File No. 024-10876**

Dear Mr. Lynn:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2018 letter.

<u>General</u>

1. We note your disclosure that the Private Placement and this Offering are "mutually conditioned on the closing of the other." In this regard, please clarify that this Offering and the Private Placement will both close at the same time, if true, regardless of the number of shares you sell in either Offering, because neither offering is subject to a minimum offering levels.

2. We note that you are conducting your private placement under Rule 506 of Regulation D. Please tell us which section of Rule 506 you are relying upon and how this private placement will comply with Rule 251(c) of Regulation A. For example, if you intend to rely on Rule 506(b) of Regulation D to conduct the private placement, tell us how you intend to comply with the general solicitation prohibition.

The Offering, page 13

3. We note your revised disclosure that "if [you] choose to reject a subscription or elect not to proceed with the Offering, such funds will be returned by mail via a check in U.S. dollars, or, in [y]our discretion, in the same form of currency as the subscription was made." Please clarify which exchange rate will be used and the timing of such rate, if you choose to reject funds related to Bitcoin or Ether. In this regard, we note that investors will have exchange rate risk at the time of payment.

Dilution, page 29

4. Please refer to the table on page 30 titled Dilution Based on Hypothetical Conversion. Please revise the lines titled "New Investors" and "Total" to be mathematically accurate.

Blockchain, page 31

5. We note your statement of belief that the change from traditional book-entry ownership to blockchain book-entry ownership does not represent the issuance of a new security. Please tell us the basis for your belief or, in the alternative, revise to clarify that the issuance of tokens or other digital assets in the future in exchange for ordinary shares may constitute the issuance of a security depending upon the nature of the digital asset that is issued in exchange for ordinary shares.

6. Your disclosure continues to be unclear as to your use of ERC20 or other crypto tokens and whether you intend to issue tokens in exchange for your ordinary stock now or in the future, when a trading platform is established or an available exchange is approved by you. To ensure consistency and clarity, please state on your prospectus cover page and on pages 3, 27 and 32 that you are not issuing ERC20 or other crypto tokens at this time and that you do not intend to do so until one of the aforementioned events occur in the future, if true. Your risk factor disclosure on page 27 suggests otherwise and the second sentence of the risk factor is incomplete. Also, your disclosure on page 32 under "Blockchain" does not clearly differentiate your intended use of a blockchain for purposes of publishing your stock ledger as contrasted with effectuating transfers of digital assets.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products